Form C

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Cover Page

Name of issuer:

Oner Network, Inc.

Legal status of issuer:

> **Form:**
>
> Corporation
>
> **Jurisdiction of Incorporation/Organization:**
>
> DE
>
> **Date of organization:**
>
> 2/19/2025

Physical address of issuer:

285 Fulton Street
285 Fulton St,
New York, NY 10007

Website of issuer:

https://oner.network/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

  Describe the security offered:

  Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

10,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $10,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$10,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

Disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$488,880.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$24,992.00	$0.00
Cash & Cash Equivalents:	$24,984.00	$0.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$74,795.00	$0.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($79,811.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Oner Network, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Sthuthi Maria Peter	Director	Oner Network, Inc.	2025
Azim Ghader	President	Oner Network, Inc.	2025

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Sthuthi Maria Peter	Secretary	2025
Azim Ghader	CEO	2025

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Azim Ghader	50%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

> Neither Oner Network, Inc., nor any of its affiliates or subsidiaries—existing or proposed—including Oner Synergy, LLC, Oner International, LLC, and any related entities—nor any of their respective officers, directors, managers, shareholders, employees, agents, or advisors, provides investment advice, makes investment recommendations or endorsements, or guarantees any projection, performance, forward-looking statement, or offering in any form. Prospective investors are solely responsible for conducting their own independent due diligence and for evaluating the merits and risks of any investment opportunity. You are strongly encouraged to consult with qualified legal, tax, and financial advisors before making any investment decision.

> The protection of our technology and intellectual property is an important aspect of our business. We rely upon a combination of trademark, patent, trade secret, and copyright laws in the United States and similar laws in other countries and jurisdictions, as well as confidentiality procedures, contractual commitments, and other legal rights to establish, maintain, and protect our intellectual property and proprietary rights. We have an active program of establishing, maintaining, and protecting our intellectual property and proprietary rights, including our technology, through the filing of patents, registration of trademarks, and use of contractual measures and other intellectual property rights. As of October 22, 2025, we have filed trademarks in multiple jurisdictions and are in the process of preparing patent applications for our core infrastructures. However, there is no assurance that these applications will be granted, and intellectual property disputes could arise. We generally enter into agreements with our employees, advisers, consultants, contractors, agents, and other third parties that include confidentiality and nondisclosure provisions in order to limit access to, and disclosure and use of, our confidential information, trade secrets, know-how, and proprietary technology. Those agreements also often include invention or work product assignment provisions to establish, maintain, and protect our brand and other intellectual property and proprietary rights. We may also agree to license our intellectual property to third parties as part of various agreements.

We are critically dependent on trust in our brand, as we offer a payment services product with high expectations for security and reliability. Service failures by us, negative news and third party statements all have the potential to impact consumer trust in our brand and may materially impact our success.

Oner Network, Inc. was incorporated on the 19th day of February 2025 in the United States of America ("USA") as a Delaware corporation (the "Company" or "we" or "our" or "us" or "Oner" or "Oner Newtork"). The mailing address is One World Trade Center, 85th Floor, New York, NY 10007, USA. We maintain the following website: oner.network, as well as several social media accounts under the handle @onernetwork. Our website and social media channels provide information about our business. However, information contained on, or accessible through, our website and social media is not incorporated by reference into, and does not form part of, this offering. We have included our website and social media addresses solely for informational and illustrative purposes. Oner Network may engage third parties (affiliated or unaffiliated) for marketing support. Any such materials are not part of this offering unless hosted on wefunder.com/oner or explicitly approved. We disclaim liability for unapproved content. Investors should not rely on any such information in deciding whether to invest in Oner Network, Inc. Any offering will be made only in jurisdictions where such offerings are legally permitted.

The Company's success is dependent upon the skill and ability of our team members to execute upon our stated goals. All team members are considered at-will employees and there can be no assurance that they will continue to be employed for any particular period of time, or that their activities with the Company will be successful. The loss of the co-founders or key employees could harm the Company's business performance, financial condition, and cash flow.

We have a limited operating history, and the Company is still in an early phase of operations. There is no guarantee that we will achieve our stated goals or operate profitably. Our business faces all risks, costs, complications, and difficulties typical of early-stage businesses.

We rely on critical partners to provide some core services. These partners operate as separate entities from ours, and we have no control over their own operations. Any inability of these partners to honor the terms of our contracts may have detrimental impacts to our operations.

The information presented on wefunder.com/oner and our materials may include forward-looking statements, estimates, or projections regarding our anticipated future performance. If present, these statements are subject to risks, uncertainties, and assumptions. Forward-looking statements are based on current expectations, projections, plans, assumptions, estimates, and beliefs regarding future events and performance. Such statements are not historical facts and may be identified by words including, but not limited to: "may", "might", "will", "shall", "should", "could", "can", "expect", "anticipate", "assume", "make", "believe", "intend", "plan", "aim", "earn", "seek", "commit", "achieve", "target", "goal", "forecast", "predict", "estimate", "build" "project", "envision", "impact", "adopt", "potential", "possible", "likely", "unlikely", "future", "next", "soon", "eventually", "later", "continue", "remain", "result", "maintain", "sustain", "improve", "increase", "accelerate", "deliver", "expand", "opportunity", "solution", "growth", "design" ", "develop", "enhance", "optimize", "returns", "cash flow", "margin", "earnings", "valuation", "revenue", "profit", "value", "EBITDA", and in similar expressions, forms including their negative forms.

These statements reflect management's current views and expectations and involve risks, uncertainties, and assumptions that are difficult to predict. Actual outcomes and results may differ materially from those expressed or implied in any forward-looking statements due to factors such as changing economic conditions, regulatory changes, market fluctuations, competitive pressures, operational challenges, funding uncertainty and other risks described in our public filings with the U.S. Securities and Exchange Commission. This includes risks related to the implementation of the GENIUS Act of 2025, such as requirements for monthly reserve attestations, capital and liquidity standards, and potential enforcement actions by the SEC or other agencies if stablecoin issuers fail to meet permitted issuer criteria. Additionally, evolving regulatory interpretations could introduce new uncertainties in digital asset markets. We are not making any representations as to the accuracy of any such forward-looking statements, estimates or projections. Our actual performance may be materially different from any such statements, estimates or projections. We are under no duty to update any of these forward-looking statements to conform them to actual results or revised expectations, except as required by law.

Market size, opportunity estimates, and third-party industry data included in this communication are derived from external sources believed to be reliable, but we have not independently verified such data. These are intended for illustrative purposes only and may not reflect current or future conditions.

Mentions of Visa, PayPal, Mastercard, Stripe, Ethereum, Ripple, Solana, Wefunder, JPMorgan, Goldman Sachs, IBM, Paytm, Dentsu, Leo Burnett, FTX, Unidef, London Stock Exchange Group (LSEG), Damballa, Citibank, Aktif Bank, Credit Suisse, The Digital Dollar Project, African Development Bank (AfDB), VAB Bank, Banka CREDITAS, Citi, Razorpay, Financial Software & Systems, Oracle, HP, Intel, Riksrevisjonen, Dalaw, Diginex, World Bank, n11.com, SK Group, LG Electronics, Polygon, Airbnb, GE Capital, FXC Intelligence, Bernstein Research, CoinDesk, U.S. Department of the Treasury, Cointelegraph, CoinMarketCap, Globe Newswire, Grand View Research, MarketsandMarkets, McKinsey & Company, Crypto Slate, Coinbase,Yahoo, XRP (Ripple), PayPal Holdings, Block, Inc., Rakuten, Capital One, Ibotta, Stonebridge Advisory Inc, Precedence Research, Migration Data Portal (International Organization for Migration), LinkedIn, Bank of America, Twitter, Instagram, Telegram, AWS or similar entities are for illustrative purposes only, used to convey the scale and potential of Oner Network's vision. We are not affiliated with, endorsed by, or partnered with any of these entities. Similarly, any references to regulatory frameworks like the GENIUS Act do not imply government endorsement. These references do not suggest that Oner will achieve the same market value, adoption, or impact. They are solely intended to help explain our business model and the type of opportunity the Company aims to pursue.

All valuations, projections, estimates, price targets, option values, or similar financial metrics referenced herein are hypothetical, aspirational, and should be treated as such. Investors should not interpret any such figure as a guarantee, appraisal, fair market value, or indication of actual or future performance. Descriptions of prior experience (e.g., IMF, World Bank, LSEG, etc.) of the team or advisers are provided solely to illustrate professional background and are not indicative of ongoing relationships or endorsements. These individuals act solely in a personal capacity. The independent appraisal professionals have provided preliminary opinions of enterprise value, based on the income, market, and asset approaches. These are opinions only, relying on assumptions about future performance, market conditions, and the methodologies selected. Actual market value may differ materially.

Any images, product mockups, logos, platform visuals, GIFs, demo screenshots, videos or other media included in this communication are illustrative and may not reflect the final commercial version. Such materials are for informational purposes only and should not be interpreted as a representation of product readiness, availability, or performance.

Any meetings, emails, verbal communications, or presentations outside the official offering platform are for informational and illustrative purposes only and are not to be construed as part of the offering itself. We reserve the right to revise or withdraw any material at any time. The accuracy, completeness, or timeliness of this communication is not guaranteed.
The actual use of proceeds may differ from current estimates, as the Company maintains flexibility to allocate funds in ways it believes

best support its growth and strategy. This may include establishing subsidiaries, or partnerships, including with entities affiliated with the Company's founders, partners, or advisors. Investors should understand that management will exercise its judgment in deploying proceeds, and outcomes may vary depending on business, regulatory, and market conditions.

As a privately held company, the Company is not subject to the regulations and requirements of publicly-traded companies (e.g. the Sarbanes-Oxley Act of 2002, securities exchange listing standards, etc). As such, the Company may not have the same level of internal controls and reporting standards that one would expect of a publicly traded company and there may exist in the future significant deficiencies or material weaknesses in the Company's internal financial controls and reporting processes. The expense of implementing procedures that would be expected of a publicly-traded company could be substantially detrimental to the Company's business.

We are susceptible to fraudulent activity, breaches of our information security or cybersecurity-related incidents, committed against us or our customers, our clients or our third-party partners, which may result in financial losses or increased costs to us or our clients, misappropriation of assets, or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. While we have robust compliance and onboarding teams to protect against fraud as much as possible, we may not be equipped to prevent all fraudulent incidents that could have a material impact on our operations.
Cybersecurity risks may increase in the future as we increase our api, digital and internet-based product offerings and expand our internal use of internet-based products and applications. Breaches of information security also may occur through intentional or unintentional acts by those having access to our systems or our clients' or counterparties' confidential information, including employees and third-party contractors. Although we have developed, and continue to invest in, systems and processes that are designed to detect and prevent security breaches and cyber-attacks and periodically test our security and effectiveness of our cyber incident response plans, our risk mitigation strategies and internal controls may not be effective against defending against fraud, security breaches or cyber-attacks, and any insurance we maintain may not be sufficient to compensate us for all losses that may occur.
Our blockchain-based services depend on complex software, cryptographic technologies, and third-party providers, and may face risks including software bugs, smart contract vulnerabilities, cybersecurity breaches, slow or limited user adoption, competitive pressures, or failures of third-party infrastructure — any of which could result in the loss of data or value, operational disruptions, or adverse effects on our business and reputation.Our inability to anticipate, or failure to adequately mitigate, fraudulent activities, breaches of security or cyber-attacks could result in: financial losses to us or our clients; our loss of business and/or clients; loss or exposure of our confidential data or information; damage to our reputation; loss of our customers' confidence, the incurrence of additional expenses; disruption to our business; or our exposure to civil litigation and possible financial liability.

Information about the team, advisors, partners (including their names, prior roles, company affiliations, logos, and branding), or affiliated organizations is presented for identification purposes only and is based on publicly available data, including but not limited to LinkedIn and the respective company websites. No such mention constitutes an endorsement, partnership, or guarantee of any kind. Any trademarks, trade names, or service marks of other entities referenced herein are the property of their respective owners. Their use does not imply any affiliation, sponsorship, or approval.

Many of the responses and discussions on this Wefunder page reflect our current views, plans, and expectations. These statements may include forward-looking comments about our strategy, vision, or anticipated outcomes, which are inherently subject to risks and uncertainties — meaning that actual results may differ materially.

Any quote, statement, or forward-looking comment made by the CEO, co-founders, other team members, or advisers — including expectations regarding future events or performance — is provided for informational purposes only and does not represent a binding statement or guarantee. All disclaimers herein apply to such statements. These comments are aspirational and subject to change without notice.

Oner Network, Inc. was incorporated in February 2025 and has an extremely limited operating history. We have not yet launched our ONER stablecoin to the public or generated meaningful revenue from our proposed business model. Investors have little basis upon which to evaluate our ability to execute our business plan, achieve market acceptance for our stablecoin, or compete effectively in the digital currency market. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as digital currencies and blockchain technology. We may not be successful in addressing these risks and difficulties, and our failure to do so could materially harm our business.

Our success depends heavily on the continued service and performance of our small team of six employees and our key management personnel. The development of our multi-regional stablecoin network, maintenance of regulatory compliance across multiple jurisdictions, management of strategic partnerships, and execution of our technology roadmap all require specialized expertise and institutional knowledge held by a limited number of individuals. We have not identified officers or directors in our disclosure materials, and we do not maintain key person life insurance on any members of our team. The loss of one or more key personnel, whether through resignation, disability, or death, could significantly disrupt our operations, delay our product launch, jeopardize our regulatory relationships, and impair our ability to execute our business plan. Given our early stage and limited resources, we may face significant challenges in attracting, recruiting, and retaining qualified replacements for key personnel.

Our business model relies fundamentally on strategic partnerships with licensed issuers in the United States, European Union, Singapore, and UAE to issue and distribute our ONER stablecoin. We do not directly hold all necessary regulatory licenses and instead depend on these third-party relationships to operate legally in key markets. If any of these strategic partnerships were to terminate, fail to perform as expected, or encounter regulatory difficulties, we may be unable to issue or distribute ONER in those jurisdictions, which would severely limit our addressable market and could render our business model unviable. Additionally, we depend on partnerships for blockchain infrastructure, on-ramp and off-ramp services, reserve custody, and attestation services. Our lack of direct control over these critical functions exposes us to risks related to partner performance, financial stability, regulatory compliance, and alignment of interests. We may have limited ability to replace these partners quickly if relationships deteriorate, and any disruption could halt our operations.

Our business depends on complex blockchain technology infrastructure spanning more than ten different blockchain networks. This multi-chain approach creates substantial technical risks, including smart contract vulnerabilities, blockchain network failures or congestion, consensus mechanism failures, and interoperability challenges between different blockchain protocols. Any security breach, software bug, or technical failure in our smart contracts or blockchain integrations could result in loss or theft of customer funds, operational disruptions, reputational damage, and potential legal liability. The decentralized and immutable nature of blockchain technology means that certain errors or security breaches may be difficult or impossible to reverse. We also face risks related to blockchain network upgrades, hard forks, and protocol changes that are outside our control but could affect the functionality or security of our stablecoin. Our small team may lack the resources to monitor and respond to security threats across all integrated blockchain networks simultaneously. Furthermore, the blockchain industry has experienced numerous high-profile hacks, exploits, and technical failures that have resulted in significant losses, and we cannot guarantee that our systems will be immune to similar incidents.

We currently have limited cash reserves and have not yet generated meaningful revenue from our operations. The development and

launch of a regulated stablecoin across multiple jurisdictions requires substantial capital for technology development, regulatory compliance, legal expenses, reserve management infrastructure, marketing, partnership development, and ongoing operations. We will need to raise significant additional funding beyond this offering to fully execute our business plan and achieve profitability. There can be no assurance that additional financing will be available to us on acceptable terms, or at all. Our ability to obtain financing may be limited by our early stage, lack of operating history, competitive market conditions, general economic conditions, and investor sentiment toward digital currency ventures. If we are unable to raise sufficient capital when needed, we may be forced to delay, reduce the scope of, or eliminate our product development efforts, reduce our workforce, curtail our marketing initiatives, or cease operations entirely. Any such actions would materially harm our business prospects and could result in a total loss of investment for our investors.

We have not generated meaningful revenue to date and have incurred losses since our inception. We expect to continue to incur significant operating losses for the foreseeable future as we invest in technology development, regulatory compliance, market expansion, partnership development, and customer acquisition. Our ability to achieve profitability depends on numerous factors, many of which are outside our control, including our ability to attract users to adopt ONER as a payment and transaction medium, generate sufficient transaction volume to cover our operating costs, compete effectively against established stablecoin providers, maintain compliance with evolving regulations across multiple jurisdictions, and manage our reserve assets effectively. The stablecoin business model typically depends on generating returns from reserve asset management and transaction fees, but competitive pressures, regulatory requirements, and market conditions may limit our ability to generate adequate returns. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to achieve and maintain profitability could impair our ability to raise additional capital and could result in a decline in the value of our securities.

The stablecoin market is highly competitive and dominated by established players such as Tether (USDT), USD Coin (USDC), and other well-funded competitors that have achieved substantial market adoption, liquidity, and network effects. These competitors have significantly greater financial resources, technical capabilities, regulatory relationships, brand recognition, and existing user bases than we do. Many have been operating for years and have established trust and credibility in the market. As a new entrant with no operating history, we face substantial challenges in convincing users, businesses, and platforms to adopt ONER instead of or in addition to existing stablecoins. The stablecoin market exhibits strong network effects, where the value of a stablecoin increases with the number of users and accepting merchants, making it difficult for new entrants to gain traction. Our competitors may also have advantages in reserve management, regulatory compliance, technology infrastructure, and strategic partnerships. Additionally, new competitors may enter the market, including large technology companies, financial institutions, or government-backed digital currencies that could further intensify competition. If we are unable to differentiate our offering and achieve meaningful market adoption, our business will fail.

Our business model depends entirely on achieving significant adoption of ONER as a medium of exchange and store of value among our target customers, including individuals, businesses, developers, and AI agents. The market for stablecoins and digital currencies remains relatively nascent and unproven for many use cases, and consumer and business behavior regarding digital currency adoption is difficult to predict. Our focus on enabling transactions for AI agents represents an even more speculative and unproven market, as the 'Agentic Era' we reference is still emerging and may not develop as anticipated. Users and businesses may be reluctant to adopt a new stablecoin due to concerns about security, regulatory uncertainty, lack of familiarity, preference for established alternatives, or skepticism about digital currencies generally. Even if we successfully launch ONER, we may fail to achieve the critical mass of users and transaction volume necessary to sustain our business. Our claims regarding discussions with potential partners and readiness to list do not guarantee actual adoption or transaction volume. If we fail to achieve meaningful market adoption, we will be unable to generate revenue and our business will fail.

Our business is subject to extensive and evolving financial services, money transmission, securities, banking, and digital asset regulations across multiple jurisdictions, including the United States, European Union, Singapore, and UAE. The regulatory framework for stablecoins and digital assets is in a state of significant flux, with regulators worldwide actively developing new rules and enforcement approaches. Recent regulatory actions and proposed legislation in various jurisdictions have created substantial uncertainty regarding the permissibility and requirements for stablecoin operations. We may be required to obtain additional licenses, modify our business practices, implement costly compliance measures, or cease operations in certain jurisdictions in response to regulatory changes. Regulatory authorities may determine that our stablecoin constitutes a security, a banking product, or another regulated instrument requiring licenses or registrations we do not possess. Our reliance on strategic partners for licensing in key markets means we have limited direct control over regulatory compliance and could be affected by our partners' regulatory difficulties. Failure to comply with applicable regulations could result in significant fines, penalties, cease-and-desist orders, criminal liability, reputational harm, and the inability to operate our business. The cost of regulatory compliance across multiple jurisdictions may also exceed our financial resources.

Our business involves the custody, transfer, and management of digital assets and sensitive customer information, making us an attractive target for cyberattacks, hacking attempts, and fraud. We face cybersecurity threats from various sources, including malicious third parties, organized crime, state-sponsored actors, and insider threats. A successful cyberattack could result in theft or loss of customer funds held in our systems, unauthorized access to customer data, disruption of our operations, and compromise of our blockchain infrastructure. The digital asset industry has experienced numerous high-profile security breaches resulting in significant losses, and we cannot guarantee that our security measures will be sufficient to prevent all attacks. Additionally, we are subject to data protection and privacy regulations in multiple jurisdictions, including GDPR in the European Union and various state and federal privacy laws in the United States. Any data breach or failure to comply with data protection requirements could result in regulatory investigations, significant fines, civil liability, loss of customer trust, and reputational harm that could be fatal to our business. Our limited resources and small team may constrain our ability to implement and maintain enterprise-grade security measures and respond effectively to sophisticated threats.

As a stablecoin issuer, we are required to maintain reserves backing the ONER tokens in circulation and provide regular attestations regarding the adequacy and composition of those reserves. We depend on third-party financial institutions to custody our reserve assets and third-party auditors or attestation providers to verify our reserves. Any failure by these third parties, loss of access to banking relationships, or inability to maintain adequate reserves could undermine confidence in ONER and trigger redemption demands we cannot meet. The management of reserves also exposes us to market risk, credit risk, and liquidity risk, particularly if we invest reserves in anything other than cash or cash equivalents. Regulatory requirements regarding reserve composition, custody, and attestation are evolving and may become more stringent, potentially requiring us to modify our practices or incur additional costs. Any discrepancy in our reserves, delay in attestations, or loss of reserve assets could result in regulatory action, loss of user confidence, mass redemptions, and potential insolvency. Our ability to maintain appropriate banking relationships for reserve custody is also uncertain, as many financial institutions remain hesitant to serve digital asset businesses.

Our business and financial condition could be adversely affected by general economic conditions, geopolitical instability, public health crises, natural disasters, and other events beyond our control. Economic downturns or recessions could reduce demand for digital currency services, limit our ability to raise capital, and increase competitive pressures. Geopolitical tensions, trade disputes, or conflicts involving countries where we operate could disrupt our operations, affect our partnerships, or result in sanctions or restrictions that limit our ability to operate in certain markets. Public health emergencies, such as pandemics, could disrupt our operations, affect our workforce, and reduce economic activity generally. Our multi-jurisdictional operations across the United States, European Union,

Singapore, and UAE expose us to diverse political, economic, and regulatory risks in each region. Additionally, our dependence on blockchain networks, cloud infrastructure providers, financial institutions, and other third-party service providers means that disruptions affecting these providers could halt our operations even if our own systems remain functional. We may lack the financial resources to weather extended disruptions or adapt quickly to rapidly changing conditions.

You are purchasing a Simple Agreement for Future Equity (SAFE), which is not a direct equity interest in the company. A SAFE does not represent current ownership and provides no voting rights, dividend rights, or liquidation preferences unless and until it converts into equity. Conversion of the SAFE into equity securities will occur only upon specific future events, such as a subsequent equity financing or a liquidity event, which may never occur. There is no maturity date or deadline by which the company must trigger a conversion event, meaning your investment could remain in SAFE form indefinitely without converting to equity. If the company fails, dissolves, or does not achieve a conversion event, you may lose your entire investment without ever receiving equity. Even if conversion does occur, the terms of the conversion and the type of equity you receive will depend on the terms of future financing rounds, which are uncertain and outside your control. The valuation cap and discount provisions in the SAFE are intended to provide some benefit to early investors, but there is no guarantee that these terms will result in a favorable outcome or any return on your investment. The SAFE structure is complex and may be difficult for non-sophisticated investors to understand fully.

There is no public market for the securities being offered, and we do not expect one to develop in the foreseeable future. The securities have not been registered under the Securities Act of 1933 or any state securities laws and are subject to significant restrictions on transfer. You will be required to hold your investment for an indefinite period and should be prepared to bear the economic risk of your investment for the long term. Even after any applicable holding period expires, your ability to sell or transfer the securities will be extremely limited due to the lack of a secondary market and restrictions on transfer under securities laws. Any future equity into which your SAFE converts will also be illiquid and subject to similar restrictions. You should not invest in these securities unless you can afford to lose your entire investment and do not need liquidity from this investment. The lack of liquidity may also make it difficult to value your investment or assess the company's performance over time.

As a holder of a SAFE and potentially as a future minority equity holder, you will have no voting rights or control over any aspect of the company's business or operations. All decisions regarding the company's strategic direction, business operations, hiring, financing, acquisitions, sale of the company, and other material matters will be made by the company's management and any future board of directors without your input or approval. You will have no ability to influence these decisions even if you disagree with them or believe they are not in your best interests. The company's management will have broad discretion in how to use the proceeds from this offering, and you will have no say in those decisions. Additionally, as a crowdfunding investor, you will have limited information rights compared to traditional venture capital investors and will receive only the periodic updates and annual reports required under Regulation Crowdfunding. You may not have access to detailed financial information, board materials, or other information that would allow you to monitor your investment effectively. Your interests as a minority investor may not always align with the interests of management or other investors who may have different rights and preferences.

The founder of Oner Network has designated themselves as the lead investor who will sign agreements and make decisions on behalf of all investors participating in this offering through a special purpose vehicle (SPV) structure. This arrangement creates a fundamental conflict of interest because the founder simultaneously serves as an operator and representative of the company while also purporting to represent the interests of investors. The founder's primary duty and economic interest is to the company, not to the crowdfunding investors, yet the founder will have the authority to make decisions that affect investors' rights and interests. Decisions that benefit the company or the founder personally may not align with what is best for minority investors. For example, the founder may have incentives to approve transactions, financing terms, or corporate actions that dilute investors, provide preferential terms to insiders, or otherwise disadvantage minority investors. The founder will also have access to material non-public information about the company that other investors do not have, creating an information asymmetry that could be used to the founder's advantage. Unlike a traditional SPV structure where an independent third party represents investor interests, you will have no independent advocate looking out for your interests. This conflict is inherent in the structure and cannot be eliminated. You should assume that in any situation where the founder's interests diverge from investor interests, the founder will prioritize the company's interests over yours.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$10,000**

Use of Proceeds: If only the minimum target amount is raised, Oner expects to use proceeds approximately as follows: 39% Core Operations and Team, 11% Legal, Compliance, and Licensing, 20% Technology Infrastructure and Integration, 22.1% Marketing and Partner Development, and 7.9% Wefunder fee and related offering expenses. Management intends to allocate proceeds as described but may adjust priorities based on regulatory developments, operational needs, and market conditions.

If we raise: **$488,880**

Use of Proceeds: If the maximum offering amount is raised, including any oversubscriptions, Oner expects to use proceeds approximately as follows: 36% Core Operations and Team Expansion, 11% Multi-Regional Regulatory and Compliance, 18% Multi-Chain Tech and Stablecoin, 18% Global Marketing and Subsidiary Growth, 9.1% Strategic Partnerships and Market Expansion, and 7.9% Wefunder fee and related offering expenses. Raising our maximum will enable us to execute on our broader growth plan, including expanded marketing, product development, hiring, and working capital to scale operations.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in

investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

> NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.
>
> The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.
>
> If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.
>
> If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

> An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.
>
> If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.
>
> If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.
>
> Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.
>
> The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.
>
> If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts. The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides Investors the right to **Preferred Stock** in the Company ("**Preferred Stock**"), when and if the Company sponsors an equity offering that involves **Preferred Stock**, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **Preferred Stock**, **Investors will receive a number of shares of Preferred Stock** calculated using the method that results in the greater number of **Preferred Stock**:

the total value of the Investor's investment, divided by

the price of **Preferred Stock** issued to new Investors

if the valuation for the company is more than **$45,000,000.00** (the "Valuation Cap"), the amount invested by the Investor divided by

the quotient of

the Valuation Cap divided by

the total amount of the Company's capitalization at that time.

For investors up to the first **$100,000.00** of the securities, investors will receive a valuation cap of **$36,000,000.00** Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

Includes all shares of Capital Stock issued and outstanding;

Includes all Converting Securities;

Includes all (i) issued and outstanding Options and (ii) Promised Options; and

Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **Preferred Stock**, Investors will receive

proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

Senior to payments for Common Stock.

VIP Bonus Oner will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
    A. the Purchase Amount may not be amended, waived or modified in this manner,
    B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
    C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Common Stock	10000000	8000000	✓

Class of Security	Total Pool
Warrants	None
Options	2000000

Describe any other rights:

The Company has not yet authorized Preferred stock, which investors in the SAFE (if converted) will receive. Preferred stock has liquidation preference over common stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **shares of Preferred Stock**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Stock**, Investors may receive a number of shares of **Preferred Stock** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Stock** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Stock** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **board of directors**. Among the factors we may consider in determining the price of **Preferred Stock** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **stock (including both common stock and Preferred Stock)** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;

- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan
Lender: Azim Ghader
Amount: $60,000.00
Outstanding principal plus interest: $60,000.00 as of 10/20/2025
Interest rate: 0.0% per annum
Current with payments: Yes

Related party
Name: Azim Ghader
Relationship: President
Amount: $74,795.00

Loan
Lender: Azim Ghader
Amount: $74,795.00
Outstanding principal plus interest: $74,795.00 as of 9/10/2026
(Interest-Free, Unsecured) treated as debt (reimbursable advances/loans).

Related party
Name: Azim Ghader
Relationship: Founder/CEO
Amount: $74,795.00

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
—	Regulation Crowdfunding	SAFE	$22,347	General operations
8/2025	Regulation D	SAFE	$25,000	General operations
8/2025	Other	SAFE	$25,000	General operations
11/2025	Regulation Crowdfunding	SAFE	$5,000	General operations
1/2026	Regulation Crowdfunding	—	$129,120	General operations
5/2026	Regulation Crowdfunding	SAFE	$129,120	General operations
5/2026	Regulation Crowdfunding	SAFE	$129,120	General operations
8/2026	Regulation Crowdfunding	SAFE	$51,897	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name: Azim Ghader
Amount Invested: $74,795.00
Transaction type: Loan
Outstanding: Yes
Relationship: Founder/CEO

Name: Azim Ghader
Amount Invested: $60,000.00
Transaction type: Loan
Issue date: 10/19/2025
Outstanding principal plus interest: $60,000.00 as of 10/20/2025
Interest rate: 0.0% per annum
Outstanding: Yes
Current with payments: Yes
Relationship: President

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Oner Network, Inc. is building an intelligent financial network that enables people, businesses, and AI agents to conduct financial transactions using ONER, a regulated stablecoin. The company operates through multiple regulated issuers across key regions including the USA, EU, Singapore, and UAE, with deployment on permissionless, multi-chain blockchain infrastructure.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of August 31, 2026, we had cash and cash equivalents of approximately $30,615.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $24,992 and our current and non-current liabilities, as reflected in available financial statement fields, were $74,795.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $24,984.

Based on our current operations, we have a monthly net cash burn of approximately $9,676.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we do not expect to have sufficient cash to fund operations for at least the next 12 months. The main drivers of

our limited runway include:

- Loan, lease, or rent payments
- Buying inventory or other direct costs

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of 1 loan and approximately $74,795 in aggregate principal obligations. The indebtedness consists of $74,795 (related party). The material terms of such indebtedness are described in Item 24 of this Form C and include no stated interest rate, no stated maturity date.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $211,017.

Known Trends, Events, and Uncertainties

Management is aware of the following trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months:

- Platform or partner changes
- Loan, lease, or rent payments
- Buying inventory or other direct costs

These factors could increase operating costs, reduce liquidity, or require us to raise additional capital earlier than anticipated.

Other than the matters described above, management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

Since December 31, 2025, there were material changes in our operations and financial condition, including a material increase in losses or cash burn.

Impact of This Offering

The proceeds from this offering will be allocated as follows: 40% – Operations & HR; 20% – Marketing & Subsidiaries; 12.1% – Legal, Compliance & Administration; 7.9% - Wefunder fee; and 20% – Tech Development & Strategic Integration. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Sthuthi Maria Peter, certify that:

(1) the financial statements of Oner Network, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Oner Network, Inc. included in this Form reflects accurately the information reported on the tax return for Oner Network, Inc. filed for the most recently completed fiscal year.

Sthuthi Maria Peter

Sthuthi Maria Peter
Director

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://oner.network//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird SAFE (Simple Agreement for Future Equity)
- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Azim Ghader
- Sthuthi Maria Peter

Appendix E: Supporting Documents

- ttw_merged_comms
- Attachment #24662
- Attachment #24663
- Series Appendix — Oner Network II
- Series Appendix — Oner Network II (Early Bird)
- Wefunder SPV, LLC Agreement

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
SPV Subscription Agreement - Early Bird
Early Bird SAFE (Simple Agreement for Future Equity)

SPV Subscription Agreement

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Azim Ghader

Sthuthi Maria Peter

Appendix E: Supporting Documents

ttw_merged_comms

Attachment #24662

Attachment #24663

Series Appendix — Oner Network II

Series Appendix — Oner Network II (Early Bird)

Wefunder SPV, LLC Agreement

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Investor Representative Proxy Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Oner Network, Inc.

By

Sthuthi Maria Peter

Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Sthuthi Maria Peter

Director
11/9/2026

Azim Ghader

Director
11/3/2026

Azim Ghader

Director

11/3/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.